Tim Milazzo · 2nd · in

Cofounder & CEO at StackSource | Commercial Real Estate Finance

New York City Metropolitan Area · 500+ connections · Contact info

StackSource

Liberty University

Providing services
Commercial Lending and Commercial Real Estate
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Featured

This is the first of a couple of important announcements for StackSource this week, and the...



StackSource's 1% Pledge
blog.stacksource.com

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Join StackSource
stacksource.com

StackSource is building the commercial real estate financing platform of the future. To accomplish that...

Experience

Cofounder & CEO
StackSource
Dec 2015 – Present · 5 yrs 3 mos
Greater New York City Area

StackSource is a tech-enabled commercial real estate loan platform. We connect investors who are developing, acquiring, or refinancing commercial properties with the best possible financing options across banks, insurance companies, and debt funds through an easy, transparent process. We're taking the best of commercial mortgage brokerage and updating it for the 21st century. Learn more at StackSource.com.

Online Financing for Real Estate Investors with Ti...

Behind the Trend of Sourcing Debt and...

Sales Operations Manager, LiveRail
Facebook
Aug 2014 – Dec 2015 · 1 yr 5 mos
Greater New York City Area

- Provided operational/analytical support to the sales and business teams with Facebook's new publisher ad tech group (via LiveRail acquisition).
- Interviewed and hired other Sales Operations staff to support the growing Ad Tech business at Facebook. ...see more

Sales Operations & Analytics Manager
LiveRail
Oct 2013 – Aug 2014 · 11 mos
Greater New York City Area

As the first Sales Operations hire at LiveRail, a high-growth advertising tech platform for online video:
- Manage existing centralized sales tools for a rapidly growing sales team including CRM Administration (Salesforce). Designed and developed internal workflow automation to m ...see more

Facebook Acquires LiveRail For $400M To...

Google
2 yrs 5 mos

Strategic Account Manager
Jun 2012 – Oct 2013 · 1 yr 5 mos
New York, NY

- Manage and grow relationships with strategic Entertainment Sector publishers and help them formulate and execute programmatic advertising sales strategies across digital display, mobile, and video inventory.
- Provide deep product and data insights to fine-tune publishers' exchange, SSP, and ad ...see more

Sales Operations Coordinator
Jun 2011 – Jun 2012 · 1 yr 1 mo
New York, NY

- Served as Salesforce expert, leveraging CRM data to implement a powerful new pipeline reporting solution to optimize a growing sales team of over 100. Led pipeline reporting initiative from requirements gathering through implementation.
- Led Salesforce CRM integration with newly acquired AdMeld business including project ...see more

Google Acquires AdMeld For $400 Million

Global Wealth Management Intern
Bank of America Merrill Lynch
Sep 2010 – Dec 2010 · 4 mos

Research and select ideal mutual funds for an investment matrix based on client objectives and risk tolerance, analyzing performance, risk/reward metrics, and investment fundamentals.

Analyze and improve client experience. ...see more

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Education



Liberty University
B.S., Finance
2008 – 2011
Activities and Societies: Campus Serve Leadership Team, Intramural Sports, Fed Challenge, Financial Management Association, Sigma Beta Delta

Cum. GPA - 3.8 (Magna Cum Laude)
Scored 189 out of 200 on ETS Major Field Test – top 5% nationally scored at least 179

Fed Challenge Competition Team 2010 (Economics)
Sigma Beta Delta Honor Society (Business)
FMA National Honor Society (Finance)



Techstars
NYC Fintech '16
2016 – 2016

Media (1)



StackSource - Barclays Techstars Demo Day 2016



Gordon College

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Volunteer experience



Board Member, Executive Vice President
All the King's Horses Ministry
Nov 2014 – Present • 6 yrs 4 mos

Brand new ministry surrounding the upcoming release of Barry Milazzo (my father)'s book, All the King's Horses: Finding Purpose and Hope in Brokenness and Impossibility. For more information visit AllTheKingsHorsesMinistry.com.



[Wings of Refuge, Inc.]

Board Member
Wings of Refuge, Inc.
Jan 2012 – Sep 2013 • 1 yr 9 mos
Children



Site Leader
CampusServe
Dec 2008 – May 2011 • 2 yrs 6 mos
Children

• Expanded CampusServe organization to a new government-subsidized housing community in the city.
• Organized and led up to 30 volunteers weekly who reach out to serve neighborhood of 50 families.
• Planned and implemented targeted service projects and weekly mentoring of elementary children and teens.
• Recruited, supervised and evaluated volunteer base of college students.

Skills

Strategy

Leadership

Sales Operations

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Recommendations

Received (0) Given (1)



Dushyant Ravi
Commercial Real Estate Finance at CIBC
April 24, 2018, Tim managed Dushyant directly

Dushyant is not just the type of intern you want to have, he's the guy in the office you expect big things from down the road. He's a true self-starter who constantly seeks to learn and support the team. No complaints, just action.

Accomplishments

1 Honor & Award
Real Estate Tech Startup Pitch Winner

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